Filed by Cohoes Bancorp, Inc.
                                 Pursuant to Rule 425 under the Securities Act
                                         of 1933 and deemed filed  pursuant to
                             Rule 14d-9 of the Securities Exchange Act of 1934
                                        Subject Company:  Cohoes Bancorp, Inc.
                                               (Commission File No. 000-25027)


FOR IMMEDIATE RELEASE



              COHOES BANCORP RESPONDS TO ISS RECOMMENDATION

COHOES, NY - November 22, 2000 - Cohoes Bancorp, Inc. (Nasdaq:COHB) today issued the following statement in response to the Institutional Shareholder Services Inc.'s (ISS) report:

We are pleased that ISS has recommended that shareholders vote "for" the board's proposal to amend the stock option plan, noting that such provisions are "necessary to align the interests of officers and employees with public shareholders as management pursues a sale of the company."

In addition, ISS stated "We commend management for publicly announcing its intention to sell the company, and we are encouraged by the company's retention of an investment banker to aid the process and its lack of a poison pill, which could otherwise deter beneficial offers." ISS further stated "This public profession of management's intent should assuage any concerns that management is entrenched, and should satisfy shareholders that the current board and management are acting in shareholders' best interests."

However, we believe that ISS mistakenly based its recommendation on TrustCo's claims that its offer has not been seriously considered. We invited TrustCo to participate in our fair and impartial evaluation of strategic options, but TrustCo declined to participate by refusing to sign a standard confidentiality agreement. Once again, this is the same agreement that several other financial institutions have already signed and returned to our investment banker. TrustCo's refusal to sign the agreement is clearly indicative of the disruptive nature of their hostile offer, and their unwillingness to act in the best interests of all Cohoes stockholders. We have also duly considered TrustCo's pending offer, and we believe we can obtain a better offer.

In making their choice in voting for directors, Cohoes stockholders should consider the following:

      * Cohoes Board of Directors is exploring all of the Company's strategic options, and will duly consider all offers that are received, and will treat all interested parties fairly and equally.

      * Cohoes Board of Directors are all fellow stockholders. They are experienced and highly qualified. They have a significant financial stake in the Company's financial success. Most importantly, they have taken decisive actions to increase the value of your investment in Cohoes. They are committed to maximizing value and will act in the best interests of all Cohoes stockholders.

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      *  We believe TrustCo's special interest nominees, if elected to Cohoes
         Board, will have a conflict of interest when considering the terms of TrustCo's offer. They could delay or impede the Board's actions to sell the Company. Also, their proposed tender offer is still highly conditional, and even TrustCo has indicated that it will need at least four months after its regulatory applications are filed. These applications were just filed this week.

Cohoes management and board are committed to maximizing stockholder value and we are dedicated to reviewing proposals from all interested parties, including any proposal from TrustCo. We urge Cohoes stockholders to reelect our director nominees.

Cohoes is a unitary holding company which owns all of the capital stock of Cohoes Savings Bank, which maintains a network of 21 full service branch offices in upstate New York. On September 30, 2000, the Company had $739.3 million in assets and $123.6 million in stockholders' equity.

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause Cohoes' actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements. Cohoes does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Cohoes has filed a Solicitation/Recommendation Statement in response to the Tender Offer Statement filed by TrustCo Bank Corp. NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain, free of charge, the Solicitation/Recommendation Statement filed by Cohoes at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500.

Cohoes and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the upcoming annual meeting of stockholders. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE PROXY MATERIALS FILED BY COHOES WITH THE SEC.


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